FORM 6-K – EXHIBIT C

Press Release No. 04-12

METALLICA RESOURCES ANNOUNCES ACQUISITION OF
PURCHASE OPTION FOR CHILEAN COPPER – GOLD PROPERTY
AND INITIATION OF RIO FIGUEROA PROJECT

September 9, 2004, Toronto, Ontario - Metallica Resources Inc. (TSX: MR, AMEX: MRB) is pleased to announce that its wholly-owned Chilean subsidiary, Minera Metallica Limitada (MML), has entered into an option agreement with Sociedad Contractual Minera Los Potrillos (SCM Los Potrillos), a private company controlled by the Chilean National Mining Company (ENAMI), to acquire a 100% interest in the Los Potrillos copper–gold property located in the Third Region of the Republic of Chile. The option agreement provides Metallica with the right to purchase 100% of the Los Potrillos property in exchange for a series of annual cash payments totaling US$3,500,000 payable over five years, and a commitment to invest a total of US$1,500,000 in exploration expenditures during the first three years of the five-year option term. SCM Los Potrillos will retain a 1.5% NSR royalty against any future production from the property. Metallica has delivered the first payment of US$100,000 and has initiated its exploration program which will involve a minimum investment of US$375,000 during the first year of the option term. Metallica’s entry into the Los Potrillos agreement also marks the start of the company’s new Rio Figueroa copper – gold exploration project.

The Rio Figueroa Project is located approximately 80 kilometers southeast of Copiapó and 17 kilometers west of the Refugio mine. Metallica’s land position, totaling approximately 82 square kilometers, includes 19 square kilometers of mining concessions comprising the Los Potrillos option, plus a surrounding block of exploration concessions totaling 65 square kilometers that is 100% controlled by Metallica. Property access and potential for future infrastructure are considered excellent. Local elevations are moderate for the Chilean Andes, ranging from 3,000 to 4,200 meters.

Geologically the Rio Figueroa Project is situated along the southern extension of the Domeyko fault system and within the Eocene-Oligocene porphyry belt, host to some of Chile’s largest porphyry copper deposits. The property encompasses a large cluster of porphyry-related alteration targets. The largest two of these, Quebrada Contrabando and Espinal Grande, have been confirmed to host both porphyry copper-gold and high sulfidation gold styles of mineralization. Elsewhere on the property, several other prospective areas have also been identified and are slated for additional follow-up. The alteration targets at Rio Figueroa Project are similar in both size and character to those exposed at the company’s El Morro copper-gold project where Noranda, Metallica’s joint venture partner, has delineated an inferred mineral resource totaling 465 million tonnes averaging 0.61% copper and 0.50 grams per tonne gold.

Metallica’s work program for the 2004-2005 field season at Rio Figueroa will involve the identification and prioritization of exploration targets followed by a program of first pass reconnaissance drilling which is anticipated to begin in the second or third quarter of 2005. A project base camp has been installed and rehabilitation and construction of access roads is currently in progress.

“The Rio Figueroa Project represents an exciting new exploration opportunity for Metallica as it draws directly from our experience exploring for copper-gold porphyries at El Morro and the surrounding region” states Metallica Resources’ President & CEO Richard Hall. “The Los Potrillos option agreement represents the final step in consolidating Metallica’s land position in this under-explored area, and allows Metallica to explore an entire cluster of prospective copper-gold targets in a thorough and systematic manner”.

Metallica Resources is a Canadian precious and base metal exploration and development company focused on the Americas. At June 30, 2004 it had US$42.5 million in cash and cash equivalents with no debt. The company currently has 82.5 million shares issued and outstanding. For further details on Metallica Resources, please visit the company’s website at www.metal-res.com

CONTACT: Richard J. Hall, President and CEO, (303) 796-0229, Ext. 304.

THE STATEMENTS IN THIS PRESS RELEASE THAT ARE NOT HISTORICAL FACTS CONTAIN FORWARD LOOKING INFORMATION. THESE STATEMENTS ADDRESS FUTURE EVENTS INVOLVING KNOWN AND UNKNOWN RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO VARY MATERIALLY FROM PROJECTED RESULTS. THESE RISKS AND UNCERTAINTIES INCLUDE THOSE DESCRIBED IN METALLICA’S FORM 20-F.